

ROPES & GRAY LLP
THREE EMBARCADERO CENTER
SAN FRANCISCO, CA 94111-4006
WWW.ROPESGRAY.COM

August 30, 2012

Ryan A. Murr
T +1 415 315 6395
F +1 415 315 6026
ryan.murr@ropesgray.com

Via Email and Federal Express

Todd Hardiman
Office of the Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Division 100 F Street, N.E.
Washington, D.C. 20549-4628

Re: Apricus Biosciences, Inc.
        Request to Omit Certain Audited Financial Statements in Form 8-K/A

Dear Mr. Hardiman:

We refer to our letter dated August 8, 2012 (the "Initial Request Letter") sent on behalf of our client, Apricus Biosciences, Inc. (the "Company" or "Apricus") to the Staff of the Securities and Exchange Commission (the "Commission") to request the Staff's concurrence, pursuant to Rule 3-13 of Regulation S-X ("Rule 3-13"), to permit the Company to omit certain financial statements otherwise required by Rule 3-05 of Regulation S-X ("Rule 3-05"). Subsequent to sending the Initial Request Letter, the Company has continued to work to gather the financial information and records necessary to prepare audited financial statements in compliance with Rule 3-05. We are writing now to revise the relief sought by the Company and to provide additional supporting information for this request.

Significance of the Acquisition

As discussed in the Initial Request Letter, based on the Company's financial position as of its most recent fiscal year end (December 31, 2011), the acquisition of Finesco represented greater than 50% significance to the Company based on the investment test. Because the acquisition exceeded the 50% significance threshold, and because the Company had net revenues in its most recent fiscal year of less than $50 million, Rule 3-05 requires the Company to provide two years of audited financial statements for the acquired business (the "Required Financial Statements").

However, as we discussed in our conversations following our submission of the Initial Request Letter, the Company completed a significant equity financing in February 2012, which

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resulted in the addition of approximately $19 million of total assets to the Company's balance sheet. As a result, the significance of the Finesco acquisition is substantially less when looking at a more current balance sheet, as reflected below. Using the Company's most recent balance sheet as of June 30, 2012, as well as the Company's results of operations for the 12 months then ended, the three significance tests set forth in Regulation S-X provide the following results:

	As of and for the 12 months ended 6/30/2012	Finesco	Percent Significance
Investment in Subsidiary		$ 8,550	
Investment test	$ 29,198		29%
Total asset test	$ 29,198	$ 4,925	17%
Net (Loss)/Income test	$ (16,552)	$ 1,187	-7%

Thus, considering the most recent financial information of the Company, which we respectfully submit provides a more relevant measure of significance, the acquisition would only represent 29% of the Company's total assets under the investment test. Pursuant to Rule 3-05, this reduced significance level would require only one year of audited financial statements.

Historical Financial Information

The Company has continued to seek historical financial data from Wockhardt France (Holdings) SAS ("Wockhardt France") necessary to prepare the Required Financial Statements in accordance with the requirements of IFRS, as well as to enable PricewaterhouseCoopers LLP, the Company's registered independent public accounting firm ("PwC"), to conduct an audit of these financial statements. At this time, the Company believes that it has received, or will be able to receive, sufficient historical financial data and confirmatory materials to allow it to prepare audited financial statements for periods commencing January 1, 2011. The Company is continuing to work with Wockhardt France and the accounting staff at Finesco to compile financial information necessary to prepare financial statements in accordance with IFRS for fiscal year 2011.

Although the Company has made progress on gathering historical financial information for a portion of the period when the Finesco assets were still held by Wockhardt France, the Company remains unable to gather the necessary supporting accounting records for fiscal 2010 necessary to finalize these financial statements in support of an audit by PwC for that year. However, based on the financial data that the Company has been able to obtain, the Company is able to confirm that the results of operations of this business for fiscal year 2010 are similar to the results of operations for fiscal 2011, other than changes in expenses relating to the bankruptcy restructuring completed in

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May 2011. Thus, the Company respectfully submits that there is little probative value in the fiscal 2010 financial statements beyond what would be provided in the fiscal 2011 financial statements.

<center>Proposed Disclosure</center>

In light of the foregoing, the Company hereby requests your concurrence that the following audited financial statements, prepared in accordance with IFRS, may be provided in lieu of the Required Financial Statements:

> (i) Financial statements audited in accordance with IFRS for fiscal year 2011 (presented as the periods from January 1, 2011 – May 15, 2011 and May 16, 2011 – December 31, 2011); and

> (ii) Financial statements audited in accordance with IFRS for the period January 1, 2012 through June 30, 2012 (collectively, the "Proposed Financial Statements").

Although interim information is not required to be audited, the Company is proposing to provide audited financial statements for the six months ended June 30, 2012 in light of its inability to provide financial statements for fiscal year 2010. Further, the Company respectfully submits that providing audited information for this more current interim period would be beneficial to investors and more relevant than financial statements for fiscal 2010.

Additionally, the Company will provide the pro forma information required by Article 11 of Regulation S-X, which will include balance sheet data as of June 30, 2012 and income statement information for the year ended December 31, 2011 and the six months ended June 30, 2012.

As discussed below, the Company believes this is consistent with the Commission's interest in protection of investors, while not imposing an undue burden on the Company.

<center>Analysis</center>

Rule 3-05 requires audited historical financial statements of the "business" acquired. Rule 3-13 states that the Commission can permit the omission of financial statements upon the informal request of the registrant if doing so is consistent with the protection of investors. Rule 3-13 further states that the Commission may require other financial statements in substitution for the financial statements otherwise required by Regulation S-X.

Protection of Investors

As stated above, the Company has made a good faith effort to obtain historical financial records from Wockhardt France for fiscal year 2010. However, the Company does not have the ability to compel Wockhardt France to produce the information, nor does the Company believe that

Wockhardt France has the present ability to produce the necessary information for the preparation of such carve-out financial statements.

The Company believes that disclosure of the Proposed Financial Statements provides current and more accurate disclosures regarding the current and future operations of the acquired business and therefore is of greater value to investors than providing historical carve-out financial statements for a business that has since been recapitalized in a bankruptcy-like process and that has materially changed since the earlier 2010 period. The Company primarily based its investment decision on the strength of the current management team, the access Scomedica would give the Company to the French market and Scomedica's results of operations for the periods subsequent to the date Scomedica was spun-out of bankruptcy. For these reasons, we respectfully submit that disclosure of the Proposed Financial Statements is consistent with the protection of investors.

Additionally, because the acquisition represents only 29% significance to the Company as of June 30, 2012, the Company would be complying with the spirit of Rule 3-05 by providing more than one full year of audited financial statements, even though a higher significance level was computed for the prior fiscal year end.

Undue Burden on the Company

Attempting to comply with Rule 3-05 in these unique circumstances imposes a significant burden on the Company. The Company is incurring significant expenses as it attempts to gather the necessary information to prepare the required audited financial statements and, more importantly, the Company has been unsuccessful in obtaining the needed documents to prepare the Required Financial Statements or to enable PwC to audit the Required Financial Statements. Accordingly, we respectfully submit that requiring the Company to continue to expend efforts to accomplish what it believes cannot be done represents an undue burden.

Further, we note that if the Company is delinquent in filing the Form 8-K/A, the subsequent loss of Form S-3 eligibility will restrict the Company's ability to raise capital in the future. Additionally, failing to comply with the effectiveness deadline for the resale registration statement will cause the Company to default in its obligations to the selling stockholders, which default is also not in the interests of the Company's stockholders.

Conclusion

For the foregoing reasons, the Company respectfully requests your concurrence that presentation of the Proposed Financial Statements should be permitted by the Commission pursuant to Rule 3-13 of Regulation S-X. We believe this approach is consistent with the Commission's interest in providing fulsome, yet probative, disclosure to stockholders, without subjecting registrants to an undue burden, as would be the case in these unique circumstances.

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If you should have any questions about this letter or require any further information, please call the undersigned at (415) 315-6395 or Randy J. Berholtz, Executive Vice President, General Counsel & Secretary of the Company, at (858) 222-8041. If it would be helpful, we, the Company, and representatives of PricewaterhouseCoopers can be available for a call to discuss the matter further.

Sincerely,

Ryan A. Murr

cc: Randy J. Berholtz, Apricus Biosciences, Inc.
             Steve Martin, Apricus Biosciences, Inc.
             William Molloie, PricewaterhouseCoopers LLP